Steven Tomsic Chief Financial Officer Fox Corporation 1211 Avenue of the Americas New York, New York 10036

CORRESPONDENCE FILED VIA EDGAR

April 15, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attn: Inessa Kessman and Robert Littlepage

Re:	Fox Corporation
Form 10-K for the Fiscal Year Ended June 30, 2023
File No. 001-38776

Ladies and Gentlemen:

We are submitting this letter in response to comments from the staff of the Securities and Exchange Commission (the “SEC” or the “Staff”). We received your letter dated March 18, 2024 with additional Staff comments (“Comment Letter”) in connection with our response dated March 8, 2024, to the Staff’s original letter dated February 27, 2024 regarding Fox Corporation’s (the “Company”, “FOX”, “we” or “our”) Annual Report on Form 10-K for the fiscal year ended June 30, 2023 (the “2023 10-K”). The Staff agreed to our request for an extension until April 15, 2024. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. For ease of review, we have reproduced the text of the Comment Letter in boldfaced print below, followed by the Company’s response to each comment.

Form 10-K for the Fiscal Year Ended June 30, 2023

Notes to the Consolidated Financial Statements

Note 17. Segment Information, page 101

Comment No. 1: We note your response to our prior comment two which indicates the financial information reviewed by the CODM contains income statement results for Cable Network Programming, Television, FOX Studio Lot and Credible. Please describe any other disaggregated financial information the CODM receives, the frequency it is provided, and how it is used by the CODM. In your response, specifically tell us what financial information the CODM receives about the business units, if any. Finally, tell us what disaggregated financial information is provided to the Board of Directors.

Response No. 1: The Company respectfully acknowledges the Staff’s comment.

Background

As described in greater detail in the Company’s response letter dated March 8, 2024, the Company operates in three reportable segments: Cable Network Programming, Television and Other, within which it has four operating segments and head office functions. Decisions about allocating resources to and assessing the performance of each of the Company’s operating segments are made by Fox Corporation’s Executive Officers (the “Executive Officers”), comprising the Executive Chair and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and Chief Legal and Policy Officer. Thus, the Executive Officers collectively are the chief operating decision maker (“CODM”) for the Company.

The CODM is responsible for assessing the performance of and allocating resources to the operating segments. Key operating decisions center around the delivery of content that drives revenue from two key sources: advertising and affiliate fees. Advertising revenue reflects the price charged for each advertising unit sold and affiliate fees includes multi-year distribution agreements with multichannel video programming distributors (“MVPDs”) and fees from affiliated non-owned broadcast stations. While each of our Cable Network Programming and Television reportable segments have revenues from multiple sources, as noted in our prior response, the predominant source of revenue in our Cable Network Programming segment relates to affiliate fees, and the predominant source of revenue in our Television segment relates to advertising revenues. In making key operating decisions, the CODM focuses on actions that will support growth in these primary revenue streams, recognizing that many elements of income are generated on a Company-wide or an operating segment basis. For example, we market our portfolio of networks to distributors at the Company level in a single negotiation for our Cable Network Programming segment as well as to affiliated non-owned and operated station groups for our Television segment. As another example, we acquire multiyear sports rights at the Company level for events to be aired across our Cable Network Programming segment and/or our Television segment. As a final example, we market advertising opportunities at the Company level across our entire portfolio of networks and programming.

In addition to these key operating decisions noted above, the CODM is also responsible for broader strategic decisions, including entering into mergers, acquisitions, and partnerships, and expanding into new and/or different geographic areas and lines of business.

When making resource allocation decisions, the CODM evaluates how the investment will impact affiliate fees and advertising revenues for the Company. This includes consideration of several financial factors, including primarily the costs associated with any new content, as well as non-financial factors, including viewership, subscribers across distributors, relationships with advertisers, advertising trends, relationships with affiliated non-owned and operated station groups, and others. While information provided to the CODM includes statistics such as viewership/subscribers at a business unit or business component level (as discussed more fully below), the CODM is generally not involved in making decisions with respect to specific on-screen programming.

Information Provided to CODM

Monthly, the CODM receives a reporting package that includes financial information on a consolidated Company-wide basis and for each operating segment detailing revenue and the Company’s measure of segment profitability, which we refer to as Segment and/or Adjusted EBITDA in our SEC filings (collectively referred to in this response letter as “EBITDA”). In addition, the monthly reporting package includes supplemental details for certain, but not all, business units, and also for certain, but not all, of the Company’s business components, which is a level of activity beneath a business unit and, of which there are more than 20, but may change over time. We have included tables below that are intended to assist in understanding FOX’s business units and business components and how they fit into the overall structure of the Company.

The table below sets out a simplified structure of the internal reporting for FOX of the business units and how they align with the operating and reportable segments of the Company:

The table below sets out additional information about the Company’s business components and how they align with the reportable segments and business units described in the table above:

As noted, the predominant revenue source for the Cable Network Programming segment is affiliate fees and the predominant revenue source for the Television segment is advertising revenue. Functional leadership of affiliate fees and advertising revenues, which represent approximately 90 percent of the Company’s total revenue, are the responsibility of the Company’s Chief Operating Officer and its President of Advertising Sales, Marketing and Brand Partnerships. Therefore, the management of nearly all of the Company’s revenue does not sit with any of the business unit leaders.

As described in the Company’s response letter dated March 8, 2024, there are separate business unit leaders who focus on operating activities such as programming and production activities within the Company’s Cable Network Programming and Television segments. Naturally, business unit results are significantly impacted by revenues. However, as discussed above, there are separate leaders focused on distribution and advertising monetization opportunities, and the revenues are managed separately on a company-wide or operating segment basis and not at a business unit level. The leaders of these revenue functions report directly to members of the CODM. As such, the Company has determined that the business unit leaders are not segment managers as they do not manage or own the business unit from end-to-end. Business unit leaders are predominantly responsible for the creative activities of their linear and digital networks as it relates to all facets of programming delivered to our viewers.

The CODM receives financial information in connection with the Company’s (1) reporting of monthly, quarterly, and annual financial performance and (2) annual budget.

Monthly Reporting – The monthly reporting package to the CODM includes financial information consisting of revenue, expense, and EBITDA. Similar information is provided for the quarterly and annual financial performance to the CODM. Financial information included in the reporting package is compared to both prior year and budget on a year-to-date and quarterly basis, as applicable. The table below represents the level within the Company’s organizational structure that revenue and EBITDA financial information is detailed in the monthly reporting package.

[1]

FOX Sports, FOX Entertainment and FOX Television Stations’ affiliate revenues are derived from allocations. In addition, certain content costs are allocated across business units as a result of content being delivered on multiple platforms.

[2]	Not all components are presented, and the specific components presented may vary each period.
[3]	N/A indicates that information is not included in the monthly reporting package.

Annual Budget - The table below represents the information included in the annual budget to the CODM. Budget information included in the report is compared to prior year’s actuals.

[4]	Not all components are presented, and the specific components presented may vary each period. Also, the components presented may not be the same as the components presented in the Monthly Reporting.
[5]	N/A indicates that information is not included in the budget.

As illustrated above, financial information included in the reporting packages provided to the CODM includes revenue and EBITDA for the operating segments and certain business units. For certain business units, including FOX Sports, FOX Entertainment and Tubi Media Group, financial information is provided solely on a disaggregated business component level basis (i.e., information for these business units is not included in the reporting packages on a business unit level). The financial information referenced above is provided to the CODM on a monthly basis and is accompanied by a monthly meeting involving the members of the CODM. That meeting serves as the primary basis for assessing performance and, together with the budgeting process, for allocating resources. In that meeting, the Chief Executive Officer and Chief Financial Officer present the results from the month, focused primarily on consolidated Company-wide results (consolidated revenue, advertising revenue, affiliate fees, and EBITDA). However, the meeting also includes a discussion of operating segment level revenue and EBITDA. The discussion focuses on revenue trends, including status of key distributor and advertising relationships, as well as a discussion of trends relating to subscribers and viewership. While the business unit leaders are present in that meeting, they do not present on their respective business unit EBITDA results. Rather, the business unit leaders may be asked to provide information on specific key topical creative programming matters, which vary over time. For example, during the Fall, business unit leaders may be asked to discuss the football schedule or election coverage. Importantly, no participants at the meeting present on revenue at a business unit level, nor is there discussion about EBITDA at the business unit or component level. As a result, we believe that while the reporting package includes information on revenue and EBITDA for certain business units (i.e., the information is regularly provided to the CODM), that information is not regularly reviewed by the CODM to assess performance or allocate resources. Rather, the disaggregated financial information is provided to the CODM to enable them to respond to questions from the FOX Board of Directors, investors and other stakeholders about market trends impacting FOX.

As noted, the CODM also receives financial information in connection with the annual budgeting process, and that information includes consolidated Company-wide, operating segment, business unit and, for certain businesses, component levels of disaggregation. To further contextualize the financial information presented in the annual budget, the CODM also receives the underlying budget submissions from the individual business components.

When setting the annual budget, the CODM separately meets with functional leaders of affiliate fees and advertising sales to determine anticipated annual revenue targets, which includes a consideration of financial information at the consolidated Company-wide level and operating segment level. Affiliate fees targets are established centrally considering market analyst reports, data from the existing affiliate group, existing agreements, and upcoming renewals. Advertising revenue targets are established centrally considering existing advertising rates and expected advertising market conditions, along with the quality of programming and the expected viewership it will generate. Once revenue targets are established, the CODM then meets with business unit leaders to consider various initiatives and discuss operational and strategic plans to support the overall total revenue targets and costs required to support these objectives. However, it is important to note that these discussions do not involve any conversation regarding revenue targets for the business units given that those targets are managed at the consolidated Company-wide and operating segment levels.

Information Provided to Board

Management provides the Board of Directors (the “Board”) financial information in connection with the Company’s (1) annual budget and (2) the reporting of quarterly and annual financial information.

For the annual budget, the Board receives a summarized version of the Company’s annual budget in the same format as the CODM as described above. The Board does not receive the underlying budget submissions described above.

Financial information is provided to the Board in connection with the Company’s reporting of financial data to the SEC in the Company’s quarterly and annual filings on Forms 10-Q and 10-K. Also, financial information is presented to the Board quarterly which includes EBITDA for certain business units (FOX News Media and FOX Television Stations) and in specific cases, business components with clearly delineated subtotals for the operating segments. Financial performance included in this information is compared to both prior year and budget on a year-to-date and quarterly basis, as applicable. Consistent with the CODM, the Board focuses on revenues from advertising and affiliate fees at a consolidated Company-wide level, as well as an operating segment level when approving the annual budget.

Conclusion

The CODM evaluates the following financial information to make the key operating decisions for FOX’s business:

•	Revenue and EBITDA at a consolidated Company-wide level

•	Revenue for Cable Network Programming as a whole (predominantly affiliate fees, as well as some advertising revenue) and EBITDA

•	Revenue for Television as a whole (predominantly advertising revenue, as well as affiliate fees) and EBITDA

•	Total revenue from advertisers

•	Total revenue from affiliate fees

Furthermore, the non-financial information that is important to the CODM’s decisions includes metrics that directly impact the Company’s revenue such as viewership, advertising rates, subscriber numbers and affiliate rates per subscriber. The operating segments are in alignment with the predominant revenue source of the various business components included within each operating segment. As such, the Company has identified Cable Network Programming, Television, and Other as its three reportable operating segments consistent with the objective and basic principles of ASC 280.

Note 20. Additional Financial Information, page 105

Comment No. 2: We note your response to our prior comment three. Please tell us whether you will clearly identify operating and non-operating expenses on the face of your income statement. Also, confirm whether you will quantify each material item that will be included in “Restructuring, impairment and other corporate matters” in the notes to your consolidated financial statements.

Response No. 2: The Company respectfully acknowledges the Staff’s comment, and in future filings with the SEC, the Company will (i) clearly identify operating and non-operating expenses on the face of the Company’s income statement by renaming “Other, net” to “Non-operating other, net” and (ii) quantify each material “Restructuring, impairment and other corporate matters” line item in the notes to the consolidated financial statements.

If you have any questions, please do not hesitate to contact me at 212-852-7730 or at steven.tomsic@fox.com.

Sincerely,

/s/ Steven Tomsic

Chief Financial Officer

cc: Brian Egenton, EVP Controller